SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

20 FEBRUARY 2004
_____

AngloGold Limited
_____
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
_____
(Address of Principal Executive Offices)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ⊠ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   **No:** ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   **No:** ⊠

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   **No:** ⊠

Enclosures: GHANAIAN PARLIAMENT APPROVES STABILITY AGREEMENT WITH ANGLOGOLD



(Incorporated in the Republic of South Africa)
(Registration Number: 1944/017354/06)
ISIN Number:ZAE000043485
JSE Share Code: ANG
NYSE Ticker: AU

NewsRelease

CORPORATE AFFAIRS DEPARTMENT
16th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa
Tel: (+27 11) 637-6379 or Fax: (+27 11) 637-6399/6400
SKB/CAD/AGO398.04
20 February 2004

GHANAIAN PARLIAMENT APPROVES STABILITY AGREEMENT WITH ANGLOGOLD

The Ghanaian Parliament has announced its approval of the Stability Agreement (the "Agreement") between the Government of Ghana (the "Government") and AngloGold.

Following this approval, AngloGold and the Government have signed the Agreement, the terms of which remain unchanged from those announced by AngloGold on 12 December 2003. The Agreement has the effect of creating an enabling economic and fiscal environment for the recapitalisation and further development of Ashanti's Ghanaian assets after the merger of AngloGold and Ashanti (the "Merger").

The implementation of the Agreement remains subject to, among other things:

- the approval by Ashanti shareholders of the scheme of arrangement (the "Scheme") under section 231 of the Ghana Companies Code (act 179) as amended, through which the Merger will be implemented;

- the confirmation of the Scheme by the High Court of Ghana (the "High Court"); and

- the issue of 2,658,000 AngloGold ordinary shares and the payment of US$5 million in cash by AngloGold to the Government upon the implementation of the Merger.

AngloGold also received the regulatory approvals of the Government that are required in connection with the Merger.

As soon as possible, Ashanti intends to file an application with the High Court to convene and set the date for the meeting at which Ashanti shareholders will consider and vote on the Scheme (the "Scheme Meeting") as well as the date when the High Court will, following the approval of Ashanti shareholders, hear the application to confirm the Scheme. Once the dates for the Scheme Meeting and the hearing to confirm the Scheme have been scheduled, the Scheme documents will be posted to Ashanti shareholders. Thereafter, having allowed the appropriate notice period, the Scheme Meeting will be held and, assuming the Scheme is approved by Ashanti shareholders at the Scheme Meeting, the High Court will hear the application to confirm the Scheme. AngloGold anticipates that the Scheme Meeting and the High Court hearing to confirm the Scheme will take place in early April and that the Merger will be implemented by the end of April.

Commenting on the Parliament's ratification of the Agreement, AngloGold CEO Bobby Godsell said: "We are delighted to have the support of the Parliament and Government of Ghana and we will now press ahead to complete the Merger as soon as possible." ends

Queries:
www.anglogold.com
South Africa

	Tel:	Mobile:	E-mail:
Steve Lenahan	+27 11 637 6248	+27 83 308 2200	slenahan@anglogold.com
Peta Baldwin	+ 27 11 637 6647	+27 83 273 7858	pbaldwin@anglogold.com
Shelagh Blackman	+27 11 637 6379	+27 83 308 2471	skblackman@anglogold.com

Europe & Asia

Tomasz Nadrowski	+1 212 750 7999	+1 917 9124 641	tnadrowski@anglogold.com

USA

Charles Carter	(Toll free) 800 417 9255		
	+1 212 750 7999		cecarter@anglogold.com

Australia

Andrea Maxey	+61 8 9425 4604	+61 438 001 393	amaxey@anglogold.com.au

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, those statements concerning (i) timing, fulfillment of conditions, tax treatment and completion of the Merger, (ii) the value of the transaction consideration, (iii) expectations regarding production and cost savings at the combined group's operations and its operating and financial performance and (iv) synergies and other benefits anticipated from the Merger. Although AngloGold and Ashanti believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of important terms of the Merger and important factors and risks involved in the companies' businesses, which could cause the combined group's actual operating and financial results to differ materially from such forward-looking statements, refer to AngloGold's and Ashanti's filings with the US Securities and Exchange Commission (the "SEC"), including AngloGold's annual report on Form 20-F for the year ended 31 December 2002, filed with the SEC on 7 April 2003 and Ashanti's annual report on Form 20-F for the year ended 31 December 2002, filed with the SEC on 17 June 2003 and any other documents in respect of the Merger that are furnished to the SEC by AngloGold or Ashanti under cover of Form 6-K.

Neither AngloGold, Ashanti nor the combined group undertakes any obligation to publicly update any forward-looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

UBS Investment Bank and First Africa Group Holdings (Pty) Limited ("First Africa") are acting for AngloGold and no one else in connection with the Merger and will not be responsible to anyone other than AngloGold for providing the protections afforded to clients of UBS Investment Bank or First Africa or for providing advice in relation to the Merger.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 20 FEBRUARY 2004   By: /s/ C R BULL_____

                                           Name: C R Bull
                                           Title: Company Secretary